SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DOMINION ENERGY, INC.

(Name of Subject Company (Issuer))

DOMINION ENERGY, INC., AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

4.65% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock

(Title of Class of Securities)

25746UDD8

(CUSIP Number of Class of Securities)

Carlos M. Brown

Executive Vice President, Chief Legal Officer and Corporate Secretary

Dominion Energy, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2284

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Hannah Thompson Frank

McGuireWoods LLP

Gateway Plaza

800 East Canal Street

Richmond, Virginia 23219

(412) 667-7936

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Dominion Energy, Inc., a Virginia corporation (the “Company”), and relates to the offer by the Company to purchase for cash any and all of its outstanding 4.65% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, without par value, with a $1,000 liquidation preference per share (the “Series B Preferred Shares”), at a purchase price of $997.50 per share, plus Accrued Dividends (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the “Offer”).

Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule TO as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively. The Offer will expire one minute after 11:59 p.m., New York City time, on June 4, 2024, unless the Offer is extended or earlier terminated. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13e-3 under the Exchange Act does not apply because the number of participants who are record holders of the Series B Preferred Shares is fewer than 300. Specifically, we have been advised by The Depository Trust Company that as of April 26, 2024, there were 55 holders of record of the Series B Preferred Shares. In addition, the Series B Preferred Shares are not listed on any national securities exchange. The information contained in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference in response to all items of this Schedule TO, as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

Dominion Energy, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2284

(b) Securities. This Schedule TO relates to the Company’s Series B Preferred Shares. As of May 7, 2024, there are 800,000 Series B Preferred Shares issued and outstanding. The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The Series B Preferred Shares are not listed on any securities exchange or in any automated quotation system. Therefore, no trading market for the Series B Preferred Shares has been established and no pricing history is available.

ITEM 3.	Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above and in Section 9 of the Offer to Purchase, “Certain Information Concerning the Company,” is incorporated herein by reference. The Company is the filing person and issuer. Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company:

Name	Position
Robert M. Blue	Chair, President and Chief Executive Officer
James A. Bennett	Director
Paul M. Dabbar	Director
D. Maybank Hagood	Director
Ronald W. Jibson	Director
Mark J. Kington	Director
Kristin G. Lovejoy	Director
Joseph M. Rigby	Director
Pamela J. Royal	Director
Robert H. Spilman, Jr.	Director
Susan N. Story	Director
Vanessa Allen Sutherland	Director
Michael E. Szymanczyk	Director
Edward H. Baine	President – Dominion Energy Virginia
P. Rodney Blevins	President – Gas Distribution
Carlos M. Brown	President – Dominion Energy Services and Executive Vice President, Chief Legal Officer and Corporate Secretary
Michele L. Cardiff	Senior Vice President, Controller and Chief Accounting Officer
W. Keller Kissam	President – Dominion Energy South Carolina
Diane Leopold	Executive Vice President, Chief Operating Officer and President – Contracted Energy
Steven D. Ridge	Executive Vice President and Chief Financial Officer

The business address and telephone number for all of the above directors and executive officers is: 120 Tredegar Street, Richmond, Virginia 23219, (804) 819-2284.

There is neither any person controlling the Company nor any executive officer or director of any corporation or other person ultimately in control of the Company.

ITEM 4.	Terms of the Transaction.

(a) Material Terms.

(a)(1)(i) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 1, “Aggregate Cash Price for Tendered Series B Preferred Shares,” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Aggregate Cash Price for Tendered Series B Preferred Shares,” in Section 5, “Purchase of Series B Preferred Shares and Payment of Purchase Price,” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Aggregate Cash Price for Tendered Series B Preferred Shares,” and in Section 15, “Extension of the Offer; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 15, “Extension of the Offer; Termination; Amendment,” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Series B Preferred Shares,” and in Section 4, “Withdrawal Rights,” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Series B Preferred Shares,” and in Section 5, “Purchase of Series B Preferred Shares and Payment of Purchase Price,” is incorporated herein by reference.

(a)(1)(ix) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 1, “Aggregate Cash Price for Tendered Series B Preferred Shares,” and in Section 5, “Purchase of Series B Preferred Shares and Payment of Purchase Price,” is incorporated herein by reference.

(a)(1)(x) Not applicable.

(a)(1)(xi) The information set forth in the Offer to Purchase in Section 14, “Accounting Treatment,” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” in Section 3, “Procedures for Tendering the Series B Preferred Shares,” and in Section 13, “Material U.S. Federal Income Tax Consequences,” is incorporated herein by reference.

(a)(2)(i-vii) Not applicable.

(b) Purchases. The information set forth in the Offer to Purchase in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series B Preferred Shares,” is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section 10, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series B Preferred Shares,” is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 2, “Purpose of the Offer,” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Section 11 of the Offer to Purchase, “Effects of the Offer on the Market for Series B Preferred Shares,” is incorporated herein by reference.

(c) Plans. Except for the information set forth in the Offer to Purchase under the heading, “Certain Significant Considerations,” and Section 8, “Source and Amount of Funds,” the Company does not have, and to the best of its knowledge is not aware of, any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10). The information set forth in the Offer to Purchase under the heading, “Certain Significant Considerations,” and Section 8, “Source and Amount of Funds,” is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference. The funds required to purchase the maximum number of Series B Preferred Shares tendered is $800 million, excluding Accrued Dividends, fees and expenses.

(b) Conditions. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 6, “Conditions of the Offer,” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in Section 8, “Source and Amount of Funds,” is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series B Preferred Shares,” is incorporated herein by reference.

(b) Securities Transactions. None.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in Section 16 of the Offer to Purchase, “Fees and Expenses,” is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(a)(1) The information set forth in Section 10 of the Offer to Purchase, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Series B Preferred Shares,” is incorporated by reference.

(a)(2) The information set forth in Section 12 of the Offer to Purchase, “Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) Not applicable.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

See Exhibit Index.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMINION ENERGY, INC.

By:	/s/ Steven D. Ridge
Name: Steven D. Ridge
Title: Executive Vice President and Chief Financial Officer Date: May 7, 2024

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 7, 2024

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Summary Advertisement, dated May 7, 2024

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Launch Press Release, dated May 7, 2024

(b)	Not applicable.

(d)(1)	Dominion Energy, Inc. Amended and Restated Articles of Incorporation, dated as of September 2, 2022 (Exhibit 3.1, Form 8-K filed September 2, 2022, File No.1-8489)

(d)(2)	Dominion Energy, Inc. Bylaws, as amended and restated, effective February 21, 2024 (Exhibit 3.2.a, Form 10-K filed February 23, 2024, File No.1-8489)

(d)(3)	Form of Certificate representing 4.65% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock (included as Exhibit A to Dominion Energy, Inc. Amended and Restated Articles of Incorporation, dated as of September 2, 2022) (Exhibit 3.1, Form 8-K filed September 2, 2022, File No.1-8489)

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table